Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Fangdd Network Group Ltd.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-237506) of Fangdd Network Group Ltd. of our report dated March 31, 2021, with respect to the consolidated balance sheets of Fangdd Network Group Ltd. as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income (loss), changes in (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the annual report on Form 20-F of Fangdd Network Group Ltd for the year ended December 31, 2020.

/s/ KPMG Huazhen LLP

Shenzhen, China

March 31, 2021